
06016636

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS


PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02842 FISCAL YEAR 6-30-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/7/06

RECEIVED
2006 SEP -6 P 1:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASIA FIBER PUBLIC COMPANY LIMITED

6-30-06
AR/S

Financial Statements

For Each of the Years Ended June 30, 2006 and 2005

and Report of Certified Public Accountant

M.R. & ASSOCIATES CO., LTD.

Certified Public Accountants


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

M.R. & ASSOCIATES CO., LTD.

Suite # 705-706 Chaophya Tower
(Shangri-La Hotel)
89 Soi Wat Suan Plu, New Road
Bangrak, Bangkok 10500, Thailand
Tel : 66 (2) 630 7500
Fax : 66 (2) 630 7506

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of Asia Fiber Public Company Limited

I have audited the balance sheets of Asia Fiber Public Company Limited as at June 30, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for each of the years then ended. The management of the Company is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.



(Apichart Sayasit)
Certified Public Accountant
Registration No. 4229

M.R. & ASSOCIATES CO., LTD.
Bangkok
August 15, 2006


AFC
ASIA FIBER PUBLIC COMPANY LIMITED



BALANCE SHEETS

AS AT JUNE 30, 2006 AND 2005

ASSETS

	Notes	In Baht 2006	2005
CURRENT ASSETS			
Cash and cash equivalents		57,430,551	40,535,639
Trade account receivables - net			
- Related companies	4	56,277,666	99,889,558
- Other companies	5	191,960,429	168,973,964
Inventories - net	6, 10	400,774,104	494,965,936
Inventories in transit	10	2,569,951	90,349,774
Other current assets		26,456,346	17,982,096
Total Current Assets		735,469,047	912,696,967
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	7	-	-
Investment in common shares of other company (general investment) - at cost	8	500,000	500,000
Property, plant and equipment - net	9, 10	484,372,013	492,253,725
Other non-current assets		512,293	520,393
Total Non-Current Assets		485,384,306	493,274,118
TOTAL ASSETS		1,220,853,353	1,405,971,085


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

AS AT JUNE 30, 2006 AND 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Baht 2006	2005
CURRENT LIABILITIES			
Short-term loans from financial institutions	6, 9, 10	160,000,000	272,965,660
Trade account payables		46,395,899	42,693,526
Other current liabilities		38,936,668	36,107,944
Total Current Liabilities		245,332,567	351,767,130
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share 100,000,000 shares at Baht 10 par value		1,000,000,000	1,000,000,000
- Issued and paid-up share capital, common share 45,574,266 shares in 2006 and 45,572,498 shares in 2005 at Baht 10 per share	11	455,742,660	455,724,980
Premium on share capital		369,500,000	369,500,000
Revaluation increment in land	9	247,992,763	247,992,763
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve	12	16,247,500	16,247,500
- General reserve		1,357,626	1,357,626
Deficit		(115,319,763)	(36,618,914)
Shareholders' Equity - Net		975,520,786	1,054,203,955
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,220,853,353	1,405,971,085


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

FOR EACH OF THE YEARS ENDED JUNE 30, 2006 AND 2005

	Notes	In Baht 2006	2005
REVENUES			
Net sales	4	1,436,139,486	1,457,966,332
Service income		4,105,115	6,818,567
Other income	4	33,646,288	27,298,254
Total Revenues		1,473,890,889	1,492,083,153
EXPENSES			
Cost of sales		1,435,965,153	1,385,317,641
Cost of services		2,540,370	4,630,902
Selling and administrative expenses		63,530,815	68,066,274
Provision for doubtful accounts - net	4, 5	43,134,455	-
Total Expenses		1,545,170,793	1,458,014,817
Profit (Loss) before Interest Expense and Income Tax		(71,279,904)	34,068,336
Interest Expense		(7,420,945)	(4,410,377)
Income Tax		-	(7,725,647)
NET PROFIT (LOSS)		(78,700,849)	21,932,312
Basic Earnings (Loss) per Share		(1.73)	0.48
Weighted Average Number of Common Shares (Shares)		45,573,225	45,572,498


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE YEARS ENDED JUNE 30, 2006 AND 2005

		In Baht						
		Issued and	Premium on	Revaluation	Retained Earnings			
		Paid-up	Share	Increment	Legal	General		
	Notes	Share Capital	Capital	in Land	Reserve	Reserve	Deficit	Net
Balance as at July 1, 2004		455,724,980	369,500,000	250,082,763	16,247,500	1,357,626	(58,551,226)	1,034,361,643
Reversal of revaluation increment in land	9	-	-	(2,090,000)	-	-	-	(2,090,000)
Net profit		-	-	-	-	-	21,932,312	21,932,312
Balance as at June 30, 2005		455,724,980	369,500,000	247,992,763	16,247,500	1,357,626	(36,618,914)	1,054,203,955
Increase in share capital	11	17,680	-	-	-	-	-	17,680
Net loss		-	-	-	-	-	(78,700,849)	(78,700,849)
Balance as at June 30, 2006		455,742,660	369,500,000	247,992,763	16,247,500	1,357,626	(115,319,763)	975,520,786



ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED JUNE 30, 2006 AND 2005

	In Baht	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss)	(78,700,849)	21,932,312
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities :		
Provision for doubtful accounts - net	43,134,455	-
Provision for decline in value of inventories	-	1,000,000
Reversal of allowance for slow-moving spare parts	(659,515)	(64,378)
Depreciation	46,534,180	50,933,512
Gain on disposal of fixed assets	(732,071)	(1,274,534)
Disposal of spare parts for machinery	2,939,872	497,590
Unrealized loss (gain) on foreign exchange - net	204,163	(121,845)
Decrease (Increase) in Operating Assets:		
Trade account receivables	(22,715,844)	(8,042,117)
Inventories	94,349,325	(221,283,344)
Inventories in transit	87,779,823	(43,405,470)
Other current assets	(8,474,250)	(5,048,737)
Other non-current assets	8,100	(8,099)
Increase (Decrease) in Operating Liabilities:		
Trade account payables	3,702,373	(4,830,785)
Other current liabilities	2,831,377	5,503,503
Net Cash Provided by (Used in) Operating Activities	170,201,139	(204,212,392)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in short-term investment in fixed deposit	-	1,654,237
Cash proceeds from sales of fixed assets	732,113	1,274,579
Purchases of fixed assets	(41,090,360)	(7,293,979)
Net Cash Used in Investing Activities	(40,358,247)	(4,365,163)


ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS (Continued)
FOR EACH OF THE YEARS ENDED JUNE 30, 2006 AND 2005

	In Baht	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in short-term loans from financial instutions	(112,965,660)	217,817,457
Repayments of long-term loan	-	(18,571,520)
Cash proceeds from increase in share capital	17,680	-
Net Cash Provided by (Used in) Financing Activities	(112,947,980)	199,245,937
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,894,912	(9,331,618)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	40,535,639	49,867,257
CASH AND CASH EQUIVALENTS AT END OF YEAR	57,430,551	40,535,639
Additional Cash Flow Information:		
Cash payments during the year for:		
- Interest expense	6,593,203	4,191,132
- Income tax (including withholding income tax deducted at sources)	142,595	10,374,869


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED
Notes to Financial Statements
June 30, 2006 and 2005

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at the end of the years were 944 in 2006 and 1,095 in 2005. The employee costs for the years 2006 and 2005 amounted to Baht 168.5 million and Baht 176.0 million, respectively. The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The statutory financial statements are prepared in Thai Baht and in the Thai language in conformity with generally accepted accounting principles in Thailand. Accordingly, the accompanying financial statements are intended solely to present the financial position, result of operations and cash flows in accordance with accounting principles and practices generally accepted in Thailand.

For convenience of the readers, an English translation of financial statements has been prepared from the statutory Thai language financial statements, which are issued for domestic financial reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and deposits at financial institutions. Cash on hand is kept for general use within the Company. Deposits in financial institutions are short-term savings deposits and current accounts that are highly liquid investments, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.


ASIA FIBER PUBLIC COMPANY

Investments in Common Shares

Investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero. The Company will resume applying the equity method only after the associated company subsequently report net income, and its share of net income exceeds the share of net losses not recognized during the period the equity method was suspended. If the Company has incurred obligations to the associated company or to satisfy obligations of the said associated company that the Company has guaranteed or otherwise committed, the Company will continue to recognize its shares of losses of the associated company.

The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Property, Plant and Equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss the accounts and gain on loss resulting from their disposal is included in the statements of income. The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Revenue Recognition

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

Other income is recognized on an accrual basis.

Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

Income Tax

The provision for income tax is based on the amount payable according to the Revenue Code. However, the Company has no income tax payable for the year 2006 because of loss from operation.

Basic Earnings (Loss) per Share

Basic earnings (loss) per share is determined by dividing the net profit (loss) by the weighted average number of common shares outstanding during the years.

The Company does not present dilutive earnings per share in 2005 because the exercise price of warrant is higher than the fair value of common share as at June 30, 2005.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. Those significant transactions with related companies as included in the financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.


ASIA FIBER PUBLIC COMPANY LIMITED

As at June 30, 2006 and 2005, related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associate and directorship

As at June 30, 2006 and 2005, trade account receivables from related companies consisted of:

	In Thousand Baht			
	Balance as at June 30, 2005	Increase	Decrease	Balance as at June 30, 2006
Thai Far East Co., Ltd.	107,507	2,015	1,866	107,656
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Industries Development Co., Ltd.	341	269	610	-
Asia Garment Co., Ltd.	71	545	515	101
Thai Sewing Industrial Co., Ltd.	-	1,086	889	197
Total	127,243	3,915	3,880	127,278
Less allowance for doubtful accounts	(27,353)	43,647	-	(71,000)
Net	99,890			56,278

The aging analysis of the above trade account receivables from related companies as at June 30, 2006 and 2005 are as follows:

	In Thousand Baht	
	2006	2005
Current to 3 months	711	502
Over 3 months to 6 months	118	-
Over 6 months to 12 months	1,335	523
Over 12 months	125,114	126,218
Total	127,278	127,243
Less allowance for doubtful accounts	(71,000)	(27,353)
Net	56,278	99,890

As at June 30, 2006 and 2005, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.4 million and Baht 126.7 million, respectively (the outstanding balances from these companies as at June 30, 2006 and 2005 totalling Baht 127.0 million and Baht 126.8 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price) and dated March 26, 2003 amounted to Baht 99.6 million (at market price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million and Baht 27.4 million as at June 30, 2006 and 2005, respectively. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of such receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in the normal course of business.

The transactions with the related companies, which included in the statements of income for the years 2006 and 2005, are as follows:

		In Thousand Baht	
	Policy of Pricing	2006	2005
Net sales	Market Price	3,660	7,190
Interest income (on delay payment from customers)	Negotiated Agreement	2,909	2,905


ASIA FIBER PUBLIC COMPANY LIMITED

5. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES - Net

The aging analysis of trade account receivables - other companies as at June 30, 2006 and 2005 are as follows:

	In Thousand Baht	
	2006	2005
Current to 3 months	200,755	175,273
Over 3 months to 6 months	-	2,486
Over 6 months to 12 months	17	-
Over 12 months	3,921	4,461
Total	204,693	182,220
Less allowance for doubtful accounts	(12,733)	(13,246)
Net	191,960	168,974

As at June 30, 2006 and 2005, the allowance for doubtful accounts amounted to Baht 12.7 million and Baht 13.2 million, respectively. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVENTORIES - Net

	In Thousand Baht	
	2006	2005
Finished goods	237,325	176,247
Work in process	93,386	134,107
Raw materials	60,351	175,366
Spare parts and factory supplies	11,950	11,641
Total	403,012	497,361
Less allowance for decline in value of inventories	(1,500)	(1,500)
allowance for slow-moving spare parts and factory supplies	(738)	(895)
Net	400,774	494,966

7. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY - At Equity Method

				In Thousand Baht		
The Company Name	Type of Business	Relationship	% Share Holding	Paid-Up Capital	At Cost Method	At Equity Method
2006						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
2005						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

8. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) - At Cost



	In Thousand Baht	
	2006	2005
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,576.4 million)	500	500

9. PROPERTY, PLANT AND EQUIPMENT - Net

	In Thousand Baht				
	Balance as at July 1, 2005	Addition	Deduction	Transfer in (out)	Balance as at June 30, 2006
At Appraised Value					
Land and improvements	263,000	-	-	-	263,000
At Cost					
Buildings and improvements	378,461	185	-	-	378,646
Machinery and equipment	2,026,174	3,055	7,472	43,186	2,064,943
Spare parts for machinery	57,856	-	2,940	25	54,941
Furniture, fixtures and office equipment	14,462	97	-	-	14,559
Vehicles	5,252	-	-	-	5,252
Machinery and equipment in transit	5,458	37,753	-	(43,211)	-
Total	2,750,663	41,090	10,412	-	2,781,341
Accumulated Depreciation					
Buildings and improvements	299,765	13,483	-	-	313,248
Machinery and equipment	1,930,987	32,297	7,472	-	1,955,812
Furniture, fixtures and office equipment	13,825	277	-	-	14,102
Vehicles	3,610	477	-	-	4,087
Total	2,248,187	46,534	7,472	-	2,287,249
Less allowance for slow-moving spare parts for machinery	10,222	-	502	-	9,720
Net	492,254				484,372

Depreciation for the years amounted to Baht 46.5 million and Baht 50.9 million in 2006 and 2005, respectively.

The Company appraised its land by following Accounting Standard No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand, which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at June 30, 2006 and 2005, the Company's land is stated at the new appraised value (based on report of an independent appraisal firm dated March 23, 2005), which decreases from the previous appraised value by Baht 2.1 million. As a result, the revaluation increment in land as at June 30, 2006 and 2005 was Baht 248 million. The revaluation increment in land is not available for dividend distribution.

As at June 30, 2006 and 2005, certain fixed assets with


ASIA FIBER PUBLIC COMPANY LIMITED

a) the original costs totalling Baht 1,953.7 million and Baht 1,872.4 million, respectively, are fully depreciated but they are still in active use.

b) the net carrying values totalling Baht 347.8 million and Baht 372.7 million, respectively, are mortgaged/pledged as collateral for credit facilities with financial institutions as discussed in Note 10.

10. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	In Thousand Baht	
	2006	2005
Liabilities under trust receipts (interest rate at 3.75% p.a. to 5.62% p.a.)	-	83,149
Short-term loans (interest rate at 5.93% p.a. to 6.20% p.a. as at June 30, 2006 and 3.00% p.a. to 3.75% p.a. as at June 30, 2005)	160,000	189,817
Total	160,000	272,966

As at June 30, 2006, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 9.

Under the terms of trust receipts agreements, certain imported raw materials have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for such raw materials.

Short-term loans of Baht 160.0 million and Baht 189.8 million as at June 30, 2006 and 2005, respectively, are collateralized by a part of the Company's land, building, machinery and equipment as discussed in Note 9.

11. SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 common shares, 80 common shares and 1,768 common shares, respectively, at the price of Baht 10 per share.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

12. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

13. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk. As at June 30, 2006, the unhedged foreign currency receivables amounted to U.S. Dollars 1.7 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. The management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable and payable, and short-term loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Investments in associate and other company, for which there are no quoted market prices - the carrying values approximate a reasonable estimate of fair value, which has been calculated based on the underlying net asset base for such investments.


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

14. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2006 (In Thousand Baht)		
	Local	Export	Total
Net sales	723,552	712,587	1,436,139
Service income	4,105	-	4,105
Total	727,657	712,587	1,440,244
Cost of sales	706,831	729,134	1,435,965
Cost of services	2,540	-	2,540
Total	709,371	729,134	1,438,505
Gross profit (loss)	18,286	(16,547)	1,739
Other income			33,646
Selling and administrative expenses			(63,531)
Provision for doubtful accounts - net			(43,134)
Interest expense			(7,421)
Net loss			(78,701)
Fixed assets			484,372
Others			736,481
Total assets			1,220,853

	For the year ended June 30, 2005 (In Thousand Baht)		
	Local	Export	Total
Net sales	695,464	762,502	1,457,966
Service income	6,819	-	6,819
Total	702,283	762,502	1,464,785
Cost of sales	669,413	715,905	1,385,318
Cost of services	4,631	-	4,631
Total	674,044	715,905	1,389,949
Gross profit	28,239	46,597	74,836
Other income			27,298
Selling and administrative expenses			(68,066)
Interest expense			(4,410)
Income tax			(7,726)
Net profit			21,932
Fixed assets			492,254
Others			913,717
Total assets			1,405,971

15. OTHERS


AFC
ASIA FIBER PUBLIC COMPANY LIMITED

As at June 30, 2006, the Company had

a) unused letter of credit amounting to Baht 38.5 million.

b) letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1 million.

16. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's director on August 15, 2006.